

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 19, 2021

Richard A. Johnson
President and Chief Executive Officer
Foot Locker, Inc.
330 West 34th Street
New York, NY 10001

> **Re: Foot Locker, Inc.**
> **Form 10-K for Fiscal Year Ended February 1, 2020**
> **Filed March 27, 2020**
> **File No. 001-10299**

Dear Mr. Johnson:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services